EXHIBIT 99.1

REMEC, INC.

EMPLOYEE STOCK PURCHASE PLAN

AMENDED AND RESTATED

AS OF JUNE 20, 2003

1.	Purpose

This REMEC, Inc. Employee Stock Purchase Plan (the “Plan”) is designed to encourage and assist employees of REMEC, Inc. (the “Company”) to acquire an equity interest in the Company through the purchase of shares of Company common stock (the “Common Stock”).

2.	Administration

The Plan shall be administered by the Board of Directors of the Company (or by a committee of the Board that will satisfy Rule 16b-3 of the Securities and Exchange Commission (“Rule 16b-3”) as in effect with respect to the Company from time to time, which in either case is referred to as the “Board”) in accordance with Rule 16b-3. The Board may from time to time select a committee or persons (the “Administrator”), to be responsible for any matters so long as such selection comports with the requirements of Rule 16b-3. Subject to the express provisions of the Plan, to the overall supervision of the Board and to the limitations of Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”), the Administrator may administer and interpret the Plan in any manner it believes to be desirable, and any such interpretation shall be conclusive and binding on the Company and all participants.

3.	Number of Shares

(a) The total number of shares of Common Stock reserved and available for issuance pursuant to this Plan shall be 5,450,000 shares. This number reflects (i) the one-for-two reverse split of the common stock effected after the adoption of the Plan by the Board but prior to the date of closing of the Company’s sale and issuance of common stock to the public in a firm underwritten public offering registered under the Securities Act of 1933, as amended, (ii) the increase in the authorized number of shares under the Plan approved by shareholders on June 6, 1997, (iii) the adjustment by the Board to the authorized number of shares pursuant to Section 3(b) of the Plan to account for the three-for-two split of Common Stock effected as a 50% stock dividend payable on June 27, 1997 to shareholders of record as of June 20, 1997, (iv) the increase in the authorized number of shares under the Plan approved by shareholders on June 4, 1999, (v) the adjustment by the Board to the authorized number of shares pursuant to Section 3(b) of the Plan to account for the three-for-two split of Common Stock effected as a 50% stock dividend payable on June 30, 2000 to shareholders of record as of June 19, 2000, (vi) the increase in the authorized number of shares under the Plan approved by shareholders on June 14, 2002, and (vii) the increase in the authorized number of shares under the Plan approved by shareholders on June 20, 2003. Such shares may consist, in whole or in part, of authorized and unissued shares or treasury shares reacquired in private transactions or open market purchases, but all shares issued under this Plan shall be counted against the 5,450,000-share limitation.

(b) In the event of any reorganization, recapitalization, stock split, reverse stock split, stock dividend, combination of shares, merger, consolidation, offering of rights, or other similar change in the capital structure of the Company, the Board may make such adjustment, if any, as it deems appropriate in the number, kind, and purchase price of the shares available for purchase under the Plan and in the maximum number of shares subject to any option under the Plan.

4.	Eligibility Requirements

(a) Each employee, except those described in the next paragraph, shall become eligible to participate in the Plan in accordance with Section 5 on the first Enrollment Date on or following commencement of his or her employment by the Company or following such period of employment as is designated by the Board from time to time. Participation in the Plan is entirely voluntary.

(b) The following employees are not eligible to participate in the Plan:

(i) employees who would, immediately upon enrollment in the Plan, own directly or indirectly (including options or rights to acquire stock possessing) five percent or more of the total combined voting power or value of all classes of stock of the Company or any subsidiary of the Company; and

(ii) employees who are customarily employed by the Company less than 20 hours per week or less than five months in any calendar year.

(c) “Employee” shall mean any individual who is an employee of the Company or a Participating Subsidiary within the meaning of Section 3401(c) of the Code and the Treasury Regulations thereunder. “Subsidiary” shall mean any corporation described in Section 424(e) or (f) of the Code. “Participating Subsidiary” shall mean a Subsidiary which has been designated by the Administrator as covered by the Plan.

5.	Enrollment

Any eligible employee may enroll or re-enroll in the Plan each year as of the first trading day of February, May, August and November each year or such other days as may be established by the Board from time to time (the “Enrollment Dates”). In order to enroll, an eligible employee must complete, sign, and submit to the Company an enrollment form. Any enrollment form received by the Company by the 15th day of the month preceding an Enrollment Date (or by the Enrollment Date in the case of employees hired after such 15th day), or such other date established by the Administrator from time to time, will be effective on that Enrollment Date. For purposes of the Plan, a “trading day” is any day on which regular trading occurs on any established stock exchange or market system on which the Common Stock is traded.

6.	Grant of Option on Enrollment; Automatic Re-enrollment

(a) Enrollment or re-enrollment by a participant in the Plan on an Enrollment Date will constitute the grant by the Company to the participant of an option to purchase fully vested shares of Common Stock from the Company under the Plan. Any participant whose option expires and who has not withdrawn from the Plan will automatically be re-enrolled in the Plan and granted a new option on the Enrollment Date immediately following the date on which the option expires.

(b) Except as provided in Section 9, each option granted under the Plan shall have the following terms:

(i) each option granted under the Plan will have a term of three months or such other option period as may be established by the Board from time to time; notwithstanding the foregoing, however, whether or not all shares have been purchased thereunder, the option will expire on the earlier to occur of (A) the completion of the purchase of shares on the last Purchase Date (as defined in Section 8) occurring within three months after the Enrollment Date for such option, or such other option period as may be established by the Board before an Enrollment Date for all options to be granted on such date or (B) the date on which the employee’s participation in the Plan terminates for any reason;

(ii) payment for shares purchased under the option will be made only through payroll withholding in accordance with Section 7;

(iii) purchase of shares upon exercise of the option will be effected only on the Purchase Dates established in accordance with Section 8;

(iv) the price per share under the option will be determined as provided in Section 8;

(v) unless otherwise determined by the Administrator, the number of shares available for purchase under each option shall be equal to the number of shares determined by dividing $25,000 by the fair market value of a share of the Company’s Common Stock determined as of the applicable Enrollment Date;

(vi) the option (taken together with all other options then outstanding under this and all other similar stock purchase plans of the Company or any subsidiary) will in no event give the participant the right to purchase shares at a rate per calendar year which accrues in excess of $25,000 of fair market value of such shares, as determined at the applicable Enrollment Date;

(vii) the option will in all respects be subject to the terms and conditions of the Plan, as interpreted by the Administrator from time to time; and

(viii) the option, if not altered, amended or revoked by the Company prior to the relevant Purchase Date, may be accepted only by (x) there having been withheld from the compensation of the employee in accordance with the terms of the Plan amounts sufficient to purchase the Common Stock intended to be purchased under the option, and (y) the employee being employed by the Company and not having withdrawn from the Plan on the relevant Purchase Date.

(c) Any participant whose option expires and who has not withdrawn from the Plan will automatically be re-enrolled in the Plan and granted a new option on the Enrollment Date immediately following the date on which the option expires. Furthermore, except as may otherwise be determined by the Administrator, each Participant who has not withdrawn from the Plan will automatically be re-enrolled in the Plan and granted a new option on any Enrollment Date on which the fair market value per share of the Company’s Common Stock is lower than fair market value per share on the Enrollment Date for such participant’s existing option.

7.	Payroll and Tax Withholding; Use by Company

(a) Each participant shall elect to have amounts withheld from his or her compensation paid by the Company during the option period, at a rate equal to any whole percentage up to a maximum of 15%, or such other percentage as the Board may establish from time to time before an Enrollment Date. Compensation includes regular salary payments, annual and quarterly performance bonuses, hire-on bonuses, cash recognition awards, commissions, overtime pay, shift premiums, and elective contributions by the participant to qualified employee benefit plans, but excludes all other payments including, without limitation, long-term disability or workers compensation payments, car allowances, employee referral bonuses, spot bonuses, relocation payments, expense reimbursements (including but not limited to travel, entertainment, and moving expenses), salary gross-up payments, stock options, stock compensation and all other non-cash items. The participant shall designate a rate of withholding in his or her enrollment form and may elect to increase or decrease the rate of contribution effective as of any Enrollment Date, by delivery to the Company, not later than 15 days before such Enrollment Date, of a written notice indicating the revised withholding rate.

(b) Payroll withholdings shall be credited to an account maintained for purposes of the Plan on behalf of each participant, as soon as administratively feasible after the withholding occurs. The Company shall be entitled to use the withholdings for any corporate purpose, shall have no obligation to pay interest on withholdings to any participant, and shall not be obligated to segregate withholdings.

(c) Upon disposition of shares acquired by exercise of an option, the participant shall pay, or make provision adequate to the Company for payment of, all federal, state, and other tax (and similar) withholdings that the Company determines, in its discretion, are required due to the disposition, including any such withholding that the Company determines in its discretion is necessary to allow the Company to claim tax deductions or other benefits in connection with the disposition. A participant shall make such similar provisions for payment that the Company determines, in its discretion, are required due to the exercise of an option, including such provisions as are necessary to allow the Company to claim tax deductions or other benefits in connection with the exercise of the option.

8.	Purchase of Shares

(a) On the last trading day of January, April, July and October (each month immediately preceding a month containing an Enrollment Date), or on such other days as may be established by the Board from time to time prior to an Enrollment Date, for all options to be granted on an Enrollment Date (each a “Purchase Date”), the Company shall apply the funds then credited to each participant’s payroll withholding account to the purchase of whole shares of Common Stock. The cost to the participant for the shares purchased under any option shall be not less than 85% of the lower of:

(i) the fair market value of the Common Stock on the Enrollment Date for such option; and

(ii) the fair market value of the Common Stock on that Purchase Date.

The “fair market value” of the Common Stock on a date shall be the closing price of the Common Stock on such date on any established stock exchange or market system if the Common Stock is traded on such an exchange or market system (and the largest such exchange or market system if the Common Stock is traded on more than one), if the Common Stock is not so traded then the mean between the bid and asked prices for Common Stock on such date as quoted on the Nasdaq Stock Market or reported in TheWallStreetJournal or similar publication if such prices are so quoted or reported, or the fair market value on such date as determined by the Administrator if shares of Common Stock are not so traded, quoted, or reported.

(b) Any funds in an amount less than the cost of one share of Common Stock left in a participant’s payroll withholdings account on a Purchase Date shall be carried forward in such account for application on the next Purchase Date, and any additional amount shall be distributed to the participant.

(c) If at any Purchase Date, the shares available under the Plan are fewer than the number all participants would otherwise be entitled to purchase on such date, purchases shall be reduced proportionately to eliminate the deficit. Any funds that cannot be applied to the purchase of shares due to such a reduction shall be refunded to participants as soon as administratively feasible.

9.	Withdrawal from the Plan

A participant may withdraw from the Plan in full (but not in part) at any time, effective after written notice thereof is received by the Company. All funds credited to a participant’s payroll withholdings account shall be distributed to him or her without interest within 60 days after notice of withdrawal is received by the Company. Any eligible employee who has withdrawn from the Plan may enroll in the Plan again on any subsequent Enrollment Date in accordance with the provisions of Section 5.

10.	Termination of Employment

Participation in the Plan terminates immediately when a participant ceases to be employed by the Company for any reason whatsoever (excluding death or permanent disability) or otherwise becomes ineligible to participate in the Plan. As soon as administratively feasible after termination, the Company shall pay to the participant or his or her beneficiary or legal representative all amounts credited to the participant’s payroll withholdings account; provided, however, that if a participant ceases to be employed by the Company because of the commencement of employment with a Subsidiary of the Company that is not a Participating Subsidiary, funds then credited to such participant’s payroll withholdings account shall be applied to the purchase of whole shares of Common Stock at the next Purchase Date, and any funds remaining after such purchase shall be paid to the participant. Should the participant die or become permanently disabled while in service, then the participant (or the person or persons to whom the rights of the deceased participant under the Plan are transferred by will or the laws of inheritance) shall have the election, exercisable up until the end of the next Purchase Date following the participant’s death or permanent disability to (i) withdraw all funds credited to the participant’s account at the time of his or her cessation of service or (ii) have such funds held for the purchase of shares at the next Purchase Date. If no such election is made, then such funds shall automatically be held for the purchase of shares at the next Purchase Date. In no event, however, shall any further payroll deductions be added to the participant’s account following his or her cessation of service. For purposes of the Plan, a participant shall be deemed to be permanently disabled if he or she is unable to engage in any substantial gainful employment, by reason of any medically determinable physical or mental impairment expected to result in death or to be of continuous duration of at least twelve months.

11.	Designation of Beneficiary

(a) Each participant may designate one or more beneficiaries in the event of death and may, in his or her sole discretion, change such designation at any time. Any such designation shall be effective upon receipt in written form by the Company and shall control over any disposition by will or otherwise.

(b) As soon as administratively feasible after the death of a participant, amounts credited to his or her account shall be paid in cash to the designated beneficiaries or, in the absence of a designation, to the executor, administrator, or other legal representative of the participant’s estate. Such payment shall relieve the Company of further liability with respect to the Plan on account of the deceased participant. If more than one beneficiary is designated, each beneficiary shall receive an equal portion of the account unless the participant has given express contrary written instructions.

12.	Assignment

(a) The rights of a participant under the Plan shall not be assignable by such participant, by operation of law or otherwise. No participant may create a lien on any funds, securities, rights, or other property held by the Company for the account of the participant under the Plan, except to the extent that there has been a designation of beneficiaries in accordance with the Plan, and except to the extent permitted by the laws of descent and distribution if beneficiaries have not been designated.

(b) A participant’s right to purchase shares under the Plan shall be exercisable only during the participant’s lifetime and only by him or her, except that a participant may direct the Company in the enrollment form to issue share certificates to the participant and his or her spouse in community property, to the participant jointly with one or more other persons with right of survivorship, or to certain forms of trusts approved by the Administrator.

13.	Administrative Assistance

If the Administrator in its discretion so elects, it may retain a brokerage firm, bank, or other financial institution to assist in the purchase of shares, delivery of reports, or other administrative aspects of the Plan. If the Administrator so elects, each participant shall be deemed upon enrollment in the Plan to have authorized the establishment of an account on his or her behalf at such institution. Shares purchased by a participant under the Plan shall be held in the account in the name in which the share certificate would otherwise be issued pursuant to Section 12(b).

14.	Costs

All costs and expenses incurred in administering the Plan shall be paid by the Company, except that any stamp duties or transfer taxes applicable to participation in the Plan may be charged to the account of the participant by the Company. Any brokerage fees for the purchase of shares by a participant shall be paid by the Company, but brokerage fees for the resale of shares by a participant shall be borne by the participant.

15.	Equal Rights and Privileges

All eligible employees shall have equal rights and privileges with respect to the Plan so that the Plan qualifies as an “employee stock purchase plan” within the meaning of Section 423 of the Code and the related Treasury Regulations. Any provision of the Plan which is inconsistent with Section 423 of the Code shall without further act or amendment by the Company or the Board be reformed to comply with the requirements of Section 423. This Section 15 shall take precedence over all other provisions of the Plan.

16.	Applicable Law

The Plan shall be governed by the substantive laws (excluding the conflict of laws rules) of the State of California.

17.	Modification and Termination

(a) The Board may amend, alter, or terminate the Plan at any time, including amendments to outstanding options. No amendment shall be effective unless within 12 months after it is adopted by the Board it is approved by the holders of a majority of the votes cast at a duly held shareholders’ meeting at which a quorum of the voting power of the Company is represented in person or by proxy, if such amendment would:

(i) increase the number of shares reserved for purchase under the Plan; or

(ii) require shareholder approval in order to comply with Rule 16b-3.

(b) In the event the Plan is terminated, the Board may elect to terminate all outstanding options either immediately or upon completion of the purchase of shares on the next Purchase Date, or may elect to permit options to expire in accordance with their terms (and participation to continue through such expiration dates). If the options are terminated prior to expiration, all funds contributed to the Plan that have not been used to purchase shares shall be returned to the participants as soon as administratively feasible.

(c) In the event of the sale of all or substantially all of the assets of the

Company, or the merger of the Company with or into another corporation, or the dissolution or liquidation of the Company, a Purchase Date shall occur on the trading day immediately preceding the date of such event, unless otherwise provided by the Board in its sole discretion, including provision for the assumption or substitution of each option under the Plan by the successor or surviving corporation, or a parent or subsidiary thereof.

18.	Rights as an Employee

Nothing in the Plan shall be construed to give any person the right to remain in the employ of the Company or to affect the Company’s right to terminate the employment of any person at any time with or without cause.

19.	Rights as a Shareholder; Delivery of Certificates

Unless otherwise determined by the Board, certificates evidencing shares purchased on any Purchase Date shall be delivered to participants as soon as administratively feasible. Participants shall be treated as the owners of their shares effective as of the Purchase Date.

20.	Restriction on Transfer of Shares

An employee may during his or her lifetime, or upon his or her death by will or intestacy, transfer all or any part of the shares purchased under the Plan to or for the benefit of himself or herself, his or her spouse, children, grandchildren or siblings. Such transfers may be by sale, exchange, gift, will or intestacy, or otherwise, in trust or otherwise, and upon such terms and conditions as the employee may deem desirable in his or her discretion. In each case, the transferees shall receive and hold such shares subject to the terms of the Plan and there shall be no further transfer of such shares except in accordance with the terms of the Plan.

Adopted by the Board of Directors: November 28, 1995.

Approved by the shareholders: January 10, 1996.

Amended by the Board of Directors: January 1996.

Amended by the Board of Directors: April 18, 1996.

Amended by the Board of Directors: December 9, 1996.

Amended by the Board of Directors: January 2, 1997.

Amended by the Board of Directors: May 9, 1997.

Approved by the shareholders: June 6, 1997.

Amended by the Board of Directors: October 31, 1997.

Amended by the Board of Directors: February 24, 1999.

Amended by the Board of Directors: April 13, 1999.

Approved by the shareholders: June 4, 1999.

Amended by the Board of Directors: June 7, 2000.

Amended by the Board of Directors: April 10, 2002.

Approved by the shareholders: June 14, 2002.

Amended by the Board of Directors: October 29, 2002.

Amended by the Board of Directors: March 10, 2003.

Approved by the shareholders: June 20, 2003.